UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________

SCHEDULE 14f-1
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PASSPORT ARTS, INC.
(Exact name of registrant as specified in its charter)

Nevada	005-85426	90-0529190
(State or other	Commission	(IRS Employer
jurisdiction of incorporation)	file number	Identification No.)

     5147 Mountain Sights
Montreal, Quebec, Canada H3W 2Y1

Registrant’s telephone number, including area code: (514) 961-0140

     INFORMATION STATEMENT FILED PURSUANT TO SECTION 14f
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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PASSPORT ARTS INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

As used in this Information Statement, the terms “we”, “us” and “our” refer to Passport Arts Inc., a Nevada corporation.

This Information Statement is being mailed on or about November 4, 2010, by our company to the holders of record of our shares of common stock as of the close of business on November 2, 2010. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the matters described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

Our company and the directors and officers of our company are currently negotiating the terms of a Share Purchase Agreement with various arm’s length third parties whereby it is anticipated that, on the closing of the proposed Share Purchase Agreement, our current directors and officers will sell all 3,360,100 shares of common stock in the capital of our company (or 86.3%) to such third parties for approximately $0.11 per share for a total consideration of $383,573. Asbed Palakian is currently the President, Chief Executive Officer, Secretary, Treasurer and a director of our company holding 2,887,600 shares of common stock (74.2%), Constantina Kefallinos is currently a director of our company holding 341,250 (8.8%) shares of common stock and Hasmik Ginoyan is currently Vice-President of Procurement of our company holding 131,250 shares of common stock (8.8%) .

The terms of the proposed Share Purchase Agreement are summarized below under the heading “Share Purchase Agreement”.

Our current board of directors consists of Asbed Palakian and Constantina Kefallinos. The proposed Share Purchase Agreement contemplates that, upon the closing thereof, Mr. Palakian and Ms. Kefallinos will resign as directors and be replaced by Arnold Casale and Daniel Rubano. The appointment of Mr. Casale and Mr. Rubano and the resignation of the current directors will constitute a change in the majority of our directors. The resignations and appointments of such directors, however, will not take effect until at least ten days after this Information Statement is filed with the Securities and Exchange Commission and mailed to all of our shareholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, and Rule 14(f)-1 thereunder.

Share Purchase Agreement

To date, our company has not been as successful as hoped in implementing our business plan. As management of our company investigated opportunities and challenges in the business of selling artwork through the internet, management realized that the business did not present the best opportunity for our company to realize value for our shareholders. As a result, our current directors have decided to sell their shares, resign from such positions and permit a new group of individuals to direct and manage our company and seek out viable business opportunities. Our company is currently negotiating the terms of the proposed Share Purchase Agreement whereby it is contemplated that the current directors and officers will transfer their 3,360,100 shares of common stock to third parties which will result in a change of control of our company. As of the date of this Information Statement, the identities of the third party purchasers have not been finalized. However, upon entry into the Share Purchase Agreement, and upon the closing thereof, our company will be required to prepare and file a current report on Form 8-K to disclose the material terms thereof in addition to the identity of the third parties. Our company has decided to prepare and file this Information Statement prior to the entry into the Share Purchase Agreement in order to initiate the 10 day requirement under Rule 14(f)-1 of the Securities Exchange Act of 1934.

Due to the fact that our company has not yet finalized and entered into the Share Purchase Agreement, we can offer no assurances that the proposed changes to our board of directors will occur, nor can we offer any assurances that our company may enter into the proposed Share Purchase Agreement, or on terms as described herein. Our board of directors may elect to terminate negotiations in connection with the proposed Share Purchase Agreement at any time for any reason.

It is anticipated that the closing of the proposed Share Purchase Agreement will be subject to the satisfaction of conditions precedent to closing including the requirement that the current board and officers of our company resign and are replaced by the proposed directors and officers as described herein.

Change of Control

The closing of the proposed Share Purchase Agreement will result in a change of control of our company due to the fact that an aggregate amount of 3,360,100, or 86.3%, of the shares of common stock in the capital of our company will be sold by Asbed Palakian, Constantina Kefallinos and Hasmik Ginoyan to arm’s length third parties. In addition, and upon the closing of the proposed Share Purchase Agreement, it is anticipated that such individuals will resign as directors and officers of our company and it is anticipated that the following persons will be appointed to fill the vacancies caused by such resignations:

Name	Age	Position
Arnold Casale	67	Chief Executive Officer and Director

Robert Bertrand	55	President and Chief Financial Officer

Daniel Rubano	52	Senior Vice President and Director

Voting Securities

Our board of directors fixed the close of business on November 2, 2010 as the record date for determining the holders of our common stock who are entitled to receive this Information Statement. Our authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.001 per share and 100,000,000 shares of preferred stock at a par value of $0.001 per share. As of November 2, 2010, there were 3,893,600 shares of common stock issued and outstanding and no shares of preferred stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of the outstanding common stock as of November 2, 2010 by: (i) any holder of more than five (5%) percent of the shares of our common stock; (ii) each of our company’s executive officers and directors; (iii) the nominees who our company anticipates will be appointed as directors and officers upon the closing of the proposed Share Purchase Agreement; and (iv) our company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Current Beneficial Owners

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership (1)		Percentage of Class (2)

Asbed Palakian 5147 Mountain Sights Montreal, Quebec H3W 2Y1 Canada	Common Stock	2,887,600	Direct	74.2%

Constantina Kefallinos 5147 Mountain Sights Montreal, Quebec H3W 2Y1 Canada	Common Stock	341,250	Direct	8.8%

Hasmik Ginoyan 5147 Mountain Sights Montreal, Quebec H3W 2Y1 Canada	Common Stock	131,250	Direct	3.4%

Directors and Executive Officers (3 – as a group)	Common Stock	3,360,100		86.3%

Notes:

(1)

Beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this report as of which there were 3,893,600 shares of our common stock issued and outstanding.

(2)	Based on 3,893,600 number of shares of common stock issued and outstanding as of the date of this report.

Changes to the Board of Directors

We anticipate there will be a change in the majority of our directors upon the closing of the Share Purchase Agreement due to the proposed resignations of Asbed Palakian, Constantina Kefallinos and Hasmik Ginoyan. Following the closing of the Share Purchase Agreement and the expiration of the ten day period in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, our company anticipates that our board of directors will be comprised of Arnold Casale and Daniel Rubano.

Current Directors and Executive Officers

The following table sets forth information regarding our current directors and officers:

Name and Address	Position Held	Age	Date First Appointed
Asbed Palakian 5147 Mountain Sights Montreal, Quebec H3W 2Y1 Canada	President, Chief Executive Officer, Secretary, Treasurer and Director	52	December 2, 2008
Constantina Kefallinos 5147 Mountain Sights Montreal, Quebec H3W 2Y1 Canada	Director	49	December 2, 2008
Hasmik Ginoyan 5147 Mountain Sights Montreal, Quebec H3W 2Y1 Canada	Vice-President, Procurement	47	January 20, 2009

Business Experience

The following is a brief account of the education and business experience of our current directors and executive officers during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Asbed Palakian, President, Chief Executive Officer, Secretary, Treasurer, and Director

Asbed Palakian has over 30 years experience in cutting edge media promotion, marketing and advertising. He is the founder of Lumisculpt Productions Inc. and has been its principal since 1980. Lumisculpt is a multimedia company that has provided services to world-renowned companies and individuals for over 25 years. Lumisculpt’s state-of-the-art production house is fully digital and consistently produces projects that illuminate, captivate and entertain. His diverse client roster includes Bombardier, Rolls Royce, Imperial Tobacco (BAT), Pfizer, Microsoft, Christian Dior, Estee Lauder, Standard Life, Ferrari, and many more international corporations. Mr. Palakian has been our president, chief executive officer, secretary, treasurer, and one of our directors since our incorporation on December 2, 2008.

Constantina (Dina) Kefallinos, Director

Over the past 18 years Dina Kefallinos has developed progressively more senior levels of expertise in global logistics. During her tenure at Domtar Inc., she managed relocation policy and the complete in-house administration of over 250 top executive transfers throughout North America annually. She then joined Royal LePage Relocation Services Ltd where, for several years, she held a key position in government services overseeing a large staff, nearly half of whom were on-site at the Department of National Defense headquarters in Ottawa, Canada. Under her administration, the transfer of the highest military personnel on a national and international basis was ensured. She most recently joined Crown Worldwide Group, a global leader in relocation services, information management and high value logistics, as manager of Canadian corporate accounts.

In addition, Ms. Kefallinos shares both a personal and professional passion for excellence in art management. From 1999 to 2004, she applied her management expertise to the art world as co-owner of two art galleries in Montreal: Le Monde d’Art and La Boite d’Artiste. She exploits her expertise in both executive global logistics management and her experience in the art world through involvement in our procurement, contractual arrangements, negotiating and strategic decision-making.

From June 2002 to April 2006, Ms. Kefallinos was a consultant for Ward O’Farrel Consultants in Montreal, Quebec. From April 2006 to September 2008, she was a regional manager, government services, Quebec and National Capital Region, for Royal LePage Relocation Services in Montreal, Quebec. Since September 2008, she has been an account manager, Eastern Canada, for Crown Relocations in Montreal, Quebec. Ms. Kefallinos has been one of our directors since our incorporation on December 2, 2008.

Hasmik Ginoyan, Vice-President, Procurement

Hasmik Ginoyan received her certificate in Art Management from Harvard University. Since 1980, she has worked at the National Gallery of Armenia – one of the most important art galleries of the former Soviet Union–and is currently the Director of Exhibitions for the gallery. In that role she has organized extensive exhibitions to present and sell Caucasian artworks globally in regions including the Middle East, Australasia, North America and Europe. Her network of artist contacts is extensive throughout the Caucasus and Central Asia. In addition, since 2002, she has been the president of the art marketing company Seven Arts Ltd., which functions as one of our global operating partners. Seven Arts Ltd. is the publisher of a leading art periodical in the Caucasus entitled “Armenian Art Magazine”, which is distributed world-wide and is published in Armenian, English and French.

Proposed Directors And Executive Officers

The following table sets forth information regarding the proposed directors and officers of our company assuming the closing of the Share Purchase Agreement:

Name and Address	Proposed Position	Age
Arnold Casale 1110 South Avenue Staten Island, NY 10314	Chief Executive Officer and Director	67
Robert Bertrand 1110 South Avenue Staten Island, NY 10314	President and Chief Financial Officer	55
Daniel Rubano 1110 South Avenue Staten Island, NY 10314	Vice President of Franchise Development and Operations and Director	52

Business Experience

The following is a brief account of the education and business experience of the proposed directors and executive officers assuming the closing of the Share Purchase Agreement during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Arnold Casale, Proposed Chief Executive Officer and Director

From January 1, 2010 to present, Mr. Casale has been the Chief Executive Officer and a director of The OriginalSoupman, Inc., a private Delaware company that manufactures and sells soup under the “Original Soupman” brand. He oversees day to day business, production and purchasing. Mr. Casale has over 40 years in the food and restaurant business. He is the owner of the Brooklyn Bagel Company, which is a producer of par-baked bagels since April 2000. Mr. Casale developed a par-baked formula and process which produces a high quality New York style bagel. He co-founded Arnie’s Bagelicious Bagels, Inc. in 1991 which was sold to the Quaker Oats Company in 1994. Arnie’s Bagels customers included Dunkin Donuts, McDonald’s, Friendly’s and A&P.

Robert Bertrand, Proposed President and Chief Financial Officer

From March 24, 2009 (inception) to present, Mr. Bertrand has been the President and Chief Financial Officer of The OriginalSoupman, Inc. Mr. Bertrand is responsible for all financial and operational functions of The OriginalSoupman, Inc. He has been the President and Chief Financial Officer of Soup Kitchen International since November 2004. He has 33 years of financial and operations experience. For the two years prior to this, he was the Chief Operating Officer and Chief Financial Officer of a startup manufacturer of healthy, indulgent chocolate products sold under the brand name of “SOBE.” From 2000 to 2002, he was a partner in Bullard Financial, Inc., a financial services company specializing in strategic financial planning for small businesses, their owners, and their officers. Mr. Bertrand spent 20 years with two publicly traded companies, Industrial Acoustics Company, Inc. (from 1990 to 2000) and Bairnco Corporation (from 1980 to 1990), starting as accounting manager and ultimately ending up as CFO and Senior Vice-President of Finance and Administration. In 1977, he started his professional career with Singer & Lusardi, a medium-sized CPA firm located in Worcester, Massachusetts. Mr. Bertrand holds a BS in Accounting from Northeastern University and a Masters from Columbia University.

Daniel Rubano, Proposed Senior Vice President of Franchise Development and Operations and Director

From March 24, 2009 (inception) to present, Mr. Rubano has been the Senior Vice President of Franchise Development and Operations and a director of The OriginalSoupman, Inc. He has over 25 years of franchise and restaurant experience. He was a member of Soup Kitchen International Board of Directors from 2003 until 2006. For the past four years he has been President of Ranch*1, a grilled chicken franchise, and for the past two years, President of Johnny’s NY Pizza, a full service restaurant franchise, and Rollerz Wraps, a quick service salad and wrap franchise, all owned by Kahala Corporation. Since 2001, he held various positions within Kahala Corporation which included; Vice President of Blimpie/Hess Account, Director of Operations, and Franchise Sales. Kahala Corporation is the franchisor of over 3,000 restaurants under the names of Cold Stone Creamery, Ranch*1, Blimpie, Surf City Squeeze, Taco Time, Johnny’s NY Pizza, Samurai Sam’s, The Great Steak and Potato Co., N’rgize and Frulatti Café. He was previously the Director of Franchise Operations for Ranch*1 from November 1996 through August 2001.

Legal Proceedings

To our knowledge, there are no material pending legal proceedings, other than routine litigation incidental to our business, to which our company or our subsidiary is a party or of which our property is the subject.

Family Relationships

There are no family relationships between any of our directors and officers.

Involvement In Certain Legal Proceedings

Other than as discussed below, none of our directors, executive officers, promoters or control persons, or our proposed directors or officers has been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.

being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, Federal or State authority, or the Commodity Futures Trading Commission, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.

being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission, self regulatory organization or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Corporate Governance

Our board of directors held no formal meetings during the year ended August 31, 2010. All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

In its capacity as a nominating and audit committee, our board of directors has determined that Asbed Palakian is not “independent” as the term is used in NASDAQ rule 5605(a)(2) as he is an executive officer of our company but Constantina Kefallinos is independent under such rule.

We currently do not have a person serving as our Chairman of the Board or a lead director and one of our two directors serves as our President, Chief Executive Officer, Secretary and Treasurer. We do not have a formal policy on whether the same person should (or should not) serve as both the Chief Executive Officer and a board member. Due to the size of our company, we believe that this structure is appropriate. Our current structure is operating effectively to foster productive, timely and efficient communication among the directors and management. There are complete and open lines of communication with the management and independent director.

Our board of directors has an active role in overseeing management of our company’s risks. Our board regularly reviews information regarding our company’s strategy, finances and operations, as well as the risks associated with each. Our board is responsible for oversight of our company’s risks relating to accounting matters, financial reporting and legal and regulatory compliance. Our board undertakes, at least annually, a review to evaluate these risks.

Our board of directors has determined that we do not have an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Securities Exchange Act of 1934.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date. In addition, we currently do not have an audit committee or committee performing similar functions nor do we have a written audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committee can be adequately performed by our board of directors.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President, Asbed Palakian, at the address appearing on the first page of this Information Statement.

Transactions with Related Persons, Promoters and Certain Control Persons

Except as described below, our company has not entered into any transaction since the beginning of our last fiscal year, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

1.	any director or officer of our company;

2.	any proposed director of officer of our company;

3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our company's common shares; or

4.

any immediate family member of such persons listed above which includes any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person and any person (other than a tenant or employee) sharing the household of such person.

On December 2, 2008, we issued 100 shares of our common stock to Asbed Palakian, our president, chief executive officer, secretary, treasurer, and one of our directors, and a beneficial owner of 74.2% of outstanding shares of our common stock, at $0.001 per share for gross proceeds of $0.10. On December 2, 2008, we issued 2,887,500 shares of our common stock to Mr. Palakian at $0.001 per share for gross proceeds of $2,887.50.

On December 2, 2008, we issued 131,250 shares of our common stock to Constantina Kefallinos, one of our directors, at $0.001 per share for gross proceeds of $131.25.

On January 20, 2009, we issued 131,250 shares of our common stock to Hasmik Ginoyan, our vice-president, procurement, at $0.001 per share for gross proceeds of $131.25.

On December 15, 2008, through our subsidiary, Passport Arts Inc., a Quebec corporation, we entered into an office rental agreement with Lumisculpt Productions Inc., a company of which Asbed Palakian is the founder and principal. Also Mr. Palakian owns and controls Lumisculpt. Pursuant to the office rental agreement, Lumisculpt agreed to provide us the office space at 5147 Mountain Sights, Montreal, Quebec H3W 2Y1, Canada, where our principal executive offices are located, and other office related services. We agreed to pay monthly rent of CDN$1,000, including G.S.T., together with all outstanding charges and disbursements, to pay interest of 2.0% per month on any invoiced charges, disbursements or service fees, including interest on interest charges which are outstanding for more than 30 days, and to pay any taxes or license fees assessed against us or that portion of the premises occupied by us as additional rent. The agreement was for a term of 12 months commencing on December 15, 2008 and thereafter on a month-to-month basis. The agreement may be terminated by Lumisculpt by giving one month’s clear written notice to us, or immediately for cause. The agreement may be terminated by us by giving two months clear written notice to Lumisculpt, following the six month term, provided, however, that all terms of the agreement have been complied with by us to Lumisculpt’s satisfaction. We owe Lumisculpt Productions Inc. CDN$20,500 for unpaid rent. The amount is unsecured, non-interest bearing and has no specific terms for repayment.

Effective January 20, 2009, through our subsidiary, Passport Arts Inc., a Quebec corporation, we entered into an online marketing and sales agreement with Seven Arts Ltd. Seven Arts is owned and controlled by Hasmik Ginoyan, our vice-president, procurement. We agreed to pay Seven Arts $7,000 in consideration of the entry into this agreement by Seven Arts. The term of this agreement is 5 years from January 20, 2009, unless terminated earlier by either party or renewed upon the agreement of both parties.

Pursuant to the online marketing and sales agreement, Seven Arts agreed to use its commercially reasonable efforts to enter into consignment agreements with artists, whereby the artists will, among other things, grant Seven Arts an exclusive license to market and sell their artworks on the Internet for a six-month term, and renewable thereafter, and Seven Art agreed to grant us a partial assignment of its exclusive license under the consignment agreements such that we will be the sole Internet marketer and seller of the artists’ artworks. We agreed to use our commercially reasonable efforts to market, promote and sell the artworks and to solicit orders via the website for the purchase of the artworks. We have the final approval as to what artworks will be displayed on our website.

Pursuant to the online marketing and sales agreement, Seven Arts and we agreed to agree upon the retail price for each piece of artworks to be sold via our website at the time that we agree to market and sell such artworks on our website. We are to earn an average profit of 25% of the retail price, and we are to forward the rest of the retail price plus applicable costs for shipping, taxes, tariffs, customs and levies received from a buyer to Seven Arts. Upon receiving a buyer’s order for an artwork and payment of the retail price plus applicable costs for shipping, taxes, tariffs, customs and levies through our website, we must promptly notify Seven Arts what artwork has been purchased and Seven Arts must arrange for the shipment of the purchased artwork directly to the buyer. All risks relating to the loss, destruction, or damage of the purchased of artwork were agreed to remain with Seven Arts until the purchased artwork has arrived and been safely unloaded at the buyer’s specified address.

As at August 31, 2010, Mr. Palakian advanced us a total of $63,873. This loan is unsecured, non-interest bearing and has no specific terms of repayment. On September 15, 2010, Mr. Palakian also advanced us $8,000. This loan is unsecured, bearing no interest and due on demand. Since our incorporation on December 2, 2008, we have not repaid any amount of principal of these loans to Mr. Palakian.

Compliance With Section 16(A) Of The Securities Exchange Act Of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

Executive Compensation

The particulars of the compensation paid to the following persons:

(a)	our principal executive officer;

(b)

each of our two most highly compensated executive officers who were serving as executive officers at the end of the year ended August 31, 2010 and for the period from December 2, 2008 (Date of Inception) to August 31, 2009; and

(c)

up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the year ended August 31, 2010 and for the period from December 2, 2008 (Date of Inception) to August 31, 2009,

whom we will collectively refer to as the named executive officers of our company, are set out in the following summary compensation table, except that no disclosure is provided for any named executive officer, other than our principal executive officers, whose total compensation did not exceed $100,000 for the respective fiscal year.

Summary Compensation Table – Fiscal Years Ended August 31, 2010 and 2009

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensa- tion ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensa- tion ($)	Total ($)
Asbed Palakian President, Chief Executive Officer, Secretary, Treasurer, and Director(1)	2010 2009(2)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Hasmik Ginoyan Vice- President, Procurement(3)	2010 2009(2)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)	Asbed Palakian was appointed as our President, Chief Executive Officer, Secretary, Treasurer and one of our directors on December 2, 2008.

(2)	For the period from December 2, 2008 (Date of Inception) to August 31, 2009

(3)	Hasmik Ginoyan was appointed as our Vice-President, procurement on January 20, 2009.

Options Grants During the Last Fiscal Year / Stock Option Plans

We do not currently have a stock option plan in favor of any director, officer, consultant or employee of our company. No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

Aggregated Options Exercises in Last Fiscal Year

No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

Long-Term Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of the officers or directors or employees or consultants since we were founded.

Compensation of Directors

No director received or accrued any compensation for his or her services as a director since our inception.

We have no formal plan for compensating our directors for their services in their capacity as directors. Our directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

We have not entered into any employment (or consulting) agreements or arrangements, whether written or unwritten, with our directors or executive officers since our inception.

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

No Dissenters’ Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the proposed Share Purchase Agreement.

No vote or other action is being requested of our company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Passport Arts Inc. has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

PASSPORT ARTS INC.

DATED: November 5, 2010	By:	/s/ Asbed Palakian
Asbed Palakian
President, Chief Executive Officer, Secretary,
Treasurer, and Director